Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX becomes ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alterity Therapeutics Limited
ABN	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Peter Marks
Date of last notice	30 December 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	(1) Indirect - Lampam Pty Ltd (2) Direct (3) Indirect - Shanti Capital Pty Ltd <Peter Marks Super Fund A/C>
Nature of indirect interest (including registered holder)	(1) Director (2) N/A (3) SMSF
Date of change	(1.1) N/A (1.2) N/A (2.1) N/A (2.2) N/A (3) 07 April 2025
No. of securities held prior to change

(1.1) 7,185,968 - FULLY PAID ORDINARY SHARES

(1.2) 2,380,952 - LISTED OPT EXP 31/08/2026 @ $0.01

(2.1) 7,000,000 - UNLISTED OPT EXP 17/09/2025 @ $0.09

(2.2) 30,000,000 - UNLISTED OPT EXP 30/12/2027 @ $0.01

(3) NIL - FULLY PAID ORDINARY SHARES

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Class	(1.1) FULLY PAID ORDINARY SHARES (1.2) LISTED OPT EXP 31/08/2026 @ $0.01 (2.1) UNLISTED OPT EXP 17/09/2025 @ $0.09 (2.2) UNLISTED OPT EXP 30/12/2027 @ $0.01 (3) FULLY PAID ORDINARY SHARES
Number acquired	(1.1) NIL (1.2) NIL (2.1) NIL (2.2) NIL (3) 1,818,182 - FULLY PAID ORDINARY SHARES
Number disposed	(1.1) NIL (1.2) NIL (2.1) NIL (2.2) NIL (3) NIL
Value/Consideration	(1.1) N/A (1.2) N/A (2.1) N/A (2.2) N/A (3) $20,000 - $0.011 PER ORDINARY SHARE
No. of securities held after change

(1.1) 7,185,968 - FULLY PAID ORDINARY SHARES

(1.2) 2,380,952 - LISTED OPT EXP 31/08/2026 @ $0.01

(2.1) 7,000,000 - UNLISTED OPT EXP 17/09/2025 @ $0.09

(2.2) 30,000,000 - UNLISTED OPT EXP 30/12/2027 @ $0.01

(3) 1,818,182 - FULLY PAID ORDINARY SHARES

Nature of change	(1.1) N/A (1.2) N/A (2.1) N/A (2.2) N/A (3) Placement @ $0.011 - Direct

Part 2 - Change of director’s relevant interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 2

Part 3 - +Closed period

Were the interests in the securities or c+ontracts detailed above traded during a closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX becomes ASX’s property and may be made public.

Introduced 30/09/01    Amended 01/01/11

Name of entity	Alterity Therapeutics Limited
ABN	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Lawrence Gozlan
Date of last notice	30 December 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	(1) Direct (2) Indirect - Montoya Pty Ltd <Buttercup A/C>
Nature of indirect interest (including registered holder)	(1) N/A (2) Director
Date of change	(1.1) N/A (1.2) N/A (2) 07 April 2025
No. of securities held prior to change	(1.1) 7,000,000 - UNLISTED OPT EXP 17/09/2025 @ $0.09 (1.2) 50,000,000 - UNLISTED OPT EXP 30/12/2027 @ $0.01 (2) NIL - FULLY PAID ORDINARY SHARES
Class	(1.1) UNLISTED OPT EXP 17/09/2025 @ $0.09 (1.2) UNLISTED OPT EXP 30/12/2027 @ $0.01 (2) FULLY PAID ORDINARY SHARES
Number acquired	(1.1) NIL (1.2) NIL (2) 4,545,455 - FULLY PAID ORDINARY SHARES

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed	(1.1) NIL (1.2) NIL (2) NIL
Value/Consideration	(1.1) N/A (1.2) N/A (2) $50,000 - $0.011 PER FULLY PAID ORDINARY SHARE
No. of securities held after change	(1.1) 7,000,000 - UNLISTED OPT EXP 17/09/2025 @ $0.09 (1.2) 50,000,000 - UNLISTED OPT EXP 30/12/2027 @ $0.01 (2) 4,545,455 - FULLY PAID ORDINARY SHARES
Nature of change	(1.1) N/A (1.2) N/A (2) Placement @ $0.011

Part 2 - Change of director’s relevant interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration	N/A
Interest after change	N/A

Part 3 - +Closed period

Were the interests in the securities or c+ontracts detailed above traded during a closed period where prior written clearance was required?	No.
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX becomes ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alterity Therapeutics Limited
ABN	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Brian Meltzer
Date of last notice	30 December 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	(1) Direct (2) Indirect - BT PORTFOLIO SERVICES
Nature of indirect interest (including registered holder)	(1) N/A (2) SMSF
Date of change	(1.1) 07 April 2025 (1.2) N/A (1.3) N/A (1.4) N/A (2) N/A
No. of securities held prior to change

(1.1) 7,142,857 - FULLY PAID ORDINARY SHARES

(1.2) 2,380,952 - LISTED OPT EXP 31/08/2026 @ $0.01

(1.3) 7,000,000 - UNLISTED OPT EXP 17/09/2025 @ $0.09

(1.4) 30,000,000 - UNLISTED OPT EXP 30/12/2027 @ $0.01

(2) 326,666 - FULLY PAID ORDINARY SHARES

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Class	(1.1) FULLY PAID ORDINARY SHARES (1.2) LISTED OPT EXP 31/08/2026 @ $0.01 (1.3) UNLISTED OPT EXP 17/09/2025 @ $0.09 (1.4) UNLISTED OPT EXP 30/12/2027 @ $0.01 (2) FULLY PAID ORDINARY SHARES
Number acquired	(1.1) 2,272,727 - FULLY PAID ORDINARY SHARES (1.2) NIL (1.3) NIL (1.4) NIL (2) NIL
Number disposed	(1.1) NIL (1.2) NIL (1.3) NIL (1.4) NIL (2) NIL
Value/Consideration	(1.1) $25,000 - $0.011 PER FULLY PAID ORDINARY SHARE (1.2) N/A (1.3) N/A (1.4) N/A (2) N/A
No. of securities held after change

(1.1) 9,415,584 - FULLY PAID ORDINARY SHARES

(1.2) 2,380,952 - LISTED OPT EXP 31/08/2026 @ $0.01

(1.3) 7,000,000 - UNLISTED OPT EXP 17/09/2025 @ $0.09

(1.4) 30,000,000 - UNLISTED OPT EXP 30/12/2027 @ $0.01

(2) 326,666 - FULLY PAID ORDINARY SHARES

Nature of change	(1.1) Placement @ $0.011 - Direct (1.2) N/A (1.3) N/A (1.4) N/A (2) N/A

Part 2 - Change of director’s relevant interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration	N/A
Interest after change	N/A

Part 3 - +Closed period

Were the interests in the securities or c+ontracts detailed above traded during a closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3